WhoaStir Coffee

Business plan

Prepared December 2020

Contact Information

Jonathan Bonilla-Bowman

jbonillabowman@gmail.com

8455962766

Table of Contents

Executive Summary

Opportunity

Problem: *Good coffee is difficult to find outside of metropolitan areas. The coffee that is available offers little opportunity for engagement and does not focus on the people that produce it.*

Solution: *WhoaStir Coffee is a specialty food and beverage platform focused on the mobile distribution of high quality, sustainable coffee. We seek volunteers and early adopters to partake in our offering of specialty coffee service. WhoaStir has partnered with a specialty roaster that has done work to make their producers visible while offering a level of compensation above the price of green coffee. Lever extractions and quality control are the centerpiece of the beverage service. Extraction percentages are calculated at the beginning of each shift to ensure best practices are being followed and quality is maintained. Exclusivity is antithetical to our mission; Accessibility, Quality, and sustainability. We care about making something great, in the service of doing good.*

Market

Timing: **What does WhoaStir bring to coffee?**

Integration of actionable data obtained by precise measurement. (we measure what we make and don't serve it unless it meets spec). Do customers want this? Based on the improvements of home brewing equipment and the growth of the specialty coffee industry, we believe they do.

Covid-19 has made quality coffee even less accessible by driving the workforce away from the places they would typically be (i.e., on their commute, around office buildings and hotels. A side effect of this is that, for some people, the usual morning coffee run has shifted from the cafe to the kitchen. For those willing and able to pay, brewing equipment available to the home user is comparable to, if not more capable than equipment found in cafes. Whether it's a conscious decision or not, these people have become home baristas, they are now invested in their coffee habit; they have taken ownership. For those of us who do not own brewing equipment, it is even more important to have equal access to high quality coffee. Regardless of when or how we come out of this pandemic, one thing is certain: Coffee beverages produced by the majority of cafes, even pre-COVID-19, varied wildly in their preparation and extraction and were of questionable quality for what customers were being asked to pay. To ask $4-$6 for a latte that can be made at home better, cheaper, and without travel, is unpalatable. To ask $4.50-$6 for a coffee that doesn't taste and feel like something special, is theft.

Will customers want to participate?

Standardized labels on packaged foods weren't specific and mandatory until November of 1990 with the passage of the NLEA (Nutrition Labeling and Information Act), but most people would be wary of buying a pre-made food without one; Progress. The mere existence of tools able to reliably measure flow rates at the point of extraction, pressure curves, accurate real time intra-group temperatures, means that like most markets, the future of coffee is data driven and transparent. After today, there is no good excuse for bad coffee or supporting a model that maintains the status quo.

- *We know how to measure TDS (total dissolved solids) and can therefore calculate extraction percentages:*

  - **There is no excuse for under-extracted coffee.**

- *We can measure and manipulate temperatures inside the group head:*

  - **There is no excuse for under-extracted coffee.**

- *We can measure and manipulate flow rates and pressure curves at the coffee puck:*

  - **There is no excuse for having flat flow/pressure curves that produce under-extracted coffee.**

*We know how unremarkable and varying the standards and techniques are for making coffee, we are due for a paradigm shift. One could argue that this measurement-based approach to coffee places yet another barrier to entry in the form of additional and more expensive equipment. this poses a problem especially for black, brown, and native people, people who historically have been intentionally excluded from access to the financial tools necessary for building businesses/gaining wealth. My stance is simple: "Better "comes from Observation, Orientation, Decision making, and Acting - the OODA loop (John Boyd). Without data, coffee is static and things that don't move will die - always: Plants, animals, markets, we know this intuitively. Refractometers and the minimal training needed to use them is part of making a quality product, the same way that roasting coffee requires more than tossing beans into a heated cast iron drum. Considering the cost of equipment, rents, staff and the beans themselves, spending $700 on a **necessary tool** and reading the instructions not an additional cost but a missing piece of the puzzle.*

Data from: Ben Kaminsky: barista vs. volumetrics - March 26, 2013 - La Marzocco USA (LaMarzoccoUSA.com)				
Extraction Target Values: Dry Coffee Dose = 20g / Drink size = 40g of liquid (espresso) / Target TDS = 9.25% / Target Extraction Yield = 18.5%				
Extraction Yield	Barista using only time (28 seconds) to brew (Average of 30 shots, outliers removed)	Barista using time (28 seconds) and visual appearance of the brewed espresso weight (Average of 30 shots, outliers r;emoved)	Barista using machines flowmeter and volumetrics (Average of 30 shots, outliers removed)	Barista using machines flowmeter and volumetrics (Average of 30 shots, outliers removed) 2	Targets
Dry dose (grams)	19.997 g	20.075 g	20.04 g	20 g	20g
Beverage weight (grams)	35.047 g	36.983 g	39.017 g	40.57 g	40g
Time (sec)	28 sec	27.9 sec	27 sec	29.9 sec	-
TDS% (Total Disolved Solids)	10.33%	9.95%	9.70%	9.15%	9.25%
Extraction yield %	17.75%	18.27%	18.86%	18.60%	18.50%
Brew Ratio %	56.10%	53.20%	51.50%	49.00%	50%



WhoaStir puts more coffee in your cup. Our extraction yeilds live above 20%

Competition

"Some people make terrible coffee at home" is a true statement. The statement "Some people make cafe quality coffee at home" is also true. Extremes on both ends of the spectrum of people that make coffee at home. The validity of these statements depend on a few things:

- *Bean quality*

- *Grinder capability*
- *Water quality (filtration capacity)*
- *Espresso machine quality*
    - *temperature stability*
- *Milk steaming capability*
- *Skill/experience (while skill and experience are not directly positively or negatively correlated, they are related)*

The cost of beans, grinders, water filtration, and espresso machines can vary greatly. On one end of the spectrum there is drip coffee; the only equipment necessary is a kettle, hand-held coffee grinder and metal or paper filters. Nespresso automated Pod machines run hot water through a plastic coffee pod and coffee water comes out into the cup. On the other end of the spectrum there are prosumer machines costing as much as $9,000 for a Slayer 1 group that can make coffee as good, if not better than cafes.

*Lever espresso machines are cost prohibitive, difficult to use and require considerable skill to consistently make good coffee. The ACS Vostok 4 group retails for about $14,000 because of the materials, components, and engineering. Temperature stability, group mechanics and durability make it a premier lever espresso machine. This type of coffee is common in Italy, it was the first type of espresso to be made and is still the type of espresso that treats coffee beans with the most respect. No matter what happens technologically with espresso machines, a coffee puck (the ground compressed coffee inside a portable filter) will erode and fall apart during an extraction. If your coffee machine maintains a 9 bar extraction throughout the brewing process, you are not pulling out all of the soluble material and you are **wasting coffee** . Lever machines solved this problem before it even existed, starting out with a gentle pre-infusion, a spike in pressure around 10 bar, followed by linear reduction in pressure due to the nature of the spring-driven piston system.*

The following diagram illustrates how manipulating pump pressures, grinder settings and coffee dose can affect extraction yield (EY) in a manner that is counterintuitive. Reducing grind size would result in increasing the surface area of each individual particle, thus shortening the path that soluble materials inside each particle would have to travel to get to the surface for extraction.

- *The counter intuitive bit is this:*

o   *The grind size that all specialty coffee shops use is small enough to cause the fine particles of the grinders distribution to clog pathways between the larger particles.*

o   *This will effectively increase the surface area of certain areas of the puck causing non-homogenous flow of water.*

o   *What this means is grinding less coffee, coarser, and using higher flowrates will extract more coffee.*

Matter CellPress


A
impact of dose on EY
6 bar / 40 g out
16 g
18 g
20 g
22 g
24 g
Extraction yield (mass %)
EK 43 grind setting, Gs
B
impact of pressure on EY
20 g in / 40 g out
4 bar
6 bar
8 bar
10 bar
Extraction yield (mass %)
EK 43 grind setting, Gs

Figure 3. Extraction Yield as a Function of Grind Size, with Varying Coffee Dose and Water Pressure

(A) The effect of changing the coffee dose M_{in} with constant water pressure shows that reducing the initial coffee mass but keeping the beverage volume constant results in higher extractions.

(B) The effect of changing the pump overpressure, P, with a constant brew ratio shows an increase in extraction yield with decrease in water pressure.

where M_{out} is the mass of the beverage (40 g), and we make the assumption that the density of the drink, ρ_{out}, is the same as that of water, but we note that this is an area that could be improved in future model developments. We emphasize the difference between M_{out} and M_{cup}; the former is the total mass of the beverage, whereas M_{cup} (used in Equation 23) is the total mass of solubles in the beverage. The parameter values discussed above are tabulated in the tables presented in the Supplemental Information.

WhoaStir is positioning itself outside of the coffee shop spectrum by creating a new market space to exist. For people that have an established coffee habit, people who drink Dunkin Donuts coffee every morning before work, WhoaStir is a treat; it's tasty and different. For an early adopter who seeks novelty as a part of their daily routine, WhoaStir will constantly be innovating to bring them something to get excited about. There are plenty of coffee shops that make tasty coffee, there are plenty of stores that make quick and consistent coffee, but WhoaStir is something different. We are the coffee laboratory open for people to see what's on the cutting edge of coffee, and find out how it tastes. (hint, it's delicious)

The following is an excerpt from "Systematically Improving Espresso: Insights from Mathematical Modeling and Experiment" in the Matter Research Journal. Fig 3 refers to the chart on the previous page.

[**Systematic Reduction of Coffee Mass by Down-dosing and Grinding Coarse:** As we demonstrated in Figure 3, our model informs us that a reduction in dry coffee mass results in an increased EY_{max} (shown schematically in blue in Figure 6). Thus, a barista is able to achieve highly reproducible espresso with the same EY as the 20 g espresso by reducing the coffee mass to 15 g and counter-intuitively grinding much more course (as shown in red, Figure 6B). This modification may result in very fast shots (<15 s), a reduction in espresso concentration, and a different flavor profile. The Specialty Coffee Association espresso parameters mandate that the extraction should take 20–30 s; we speculate that this might be partially responsible for the pre- vailing empirical truth that most coffee is brewed using grind settings that cause partially clogged/inhomogeneous flow. Remembering that the initial tasty point may lie in the clogged flow regime, some of the bed is extracted much more than the refractive index measurement suggests. By lowering the dry coffee mass and grinding to maximize EY, the operator may notice that they are able to push their ex- tractions much higher than before, while achieving highly reproducible espresso. Indeed, the two approaches presented in Figure 6 are complimentary, because the former increases the shot concentration, and the latter decreases the dry mass. There are circumstances where businesses make decisions on the minimum concentration and volume of espresso that is acceptable to present to customers. When iterated, these approaches result in optimization of beverage volume, concentration, and other economic implications.] (Matter 2, 631–648, March 4, 2020)

The researchers implemented a waste reduction protocol from September 18' to September 19'at a specialty coffee shop in Eugene Oregon. The aim was to test the hypothesis that a novel extraction procedure, using different pump pressure and coffee dose, along with specified grind size adjustments would have a financial benefit. Their findings included:
- The Café produced 27,850 espresso containing beverages
  - Each beverage previously made by extracting from a 20g dry dose

- With their specialty grade coffee being valued at $0.53/ 20g, reducing the dry dose by 25% yielded a savings per cup of $0.13 per espresso or espresso containing beverage
  - An increase in revenue of $3,620 annually
- Extraction times dropped from typical specialty coffee extractions of 30 seconds to 14 seconds - 47% reduction in order-to-delivery time.

We are not a shop, there is no brick-and-mortar store when we launch. We make different coffee that is high quality by objective, measurable parameters. We will experiment with extraction techniques to bring tasty and new coffees to the customer. We do these things while partnering with a responsible roaster in Cat & Cloud, buying coffee that directly contributes to the farmers who produce it, and using an inclusive approach to show that while our coffee is not for everyone that could care, it is for anyone that does.

Why Us?

WhoaStir Coffee is specialty coffee for anyone. Our culture is one of <u>accountability</u> , <u>equity</u> , and <u>quality</u> . We care about making something great, in the service of doing good; if that is what you care about, we are for you.

Expectations

Financial Highlights by Year



Financing Needed

WhoaStir Coffee is seeking $75,000 to be used for the following purposes:

Mobile platform will be determined by budget

- *Purchasing a mobile platform (generator included)*
  - *Coffee truck - $20,000 to $40,000*
- *Mobile platform buildout - $10,000*
- *Capital equipment purchases - $15,000 to $30,000*
- *Location/administration expenses*

  - *Location fee (6 months) - $3,500*
  - *Prepaid insurance - $1,650 (average)*
  - *Opening Inventory - $1,500*

- *Advertising/promotion (custom vehicle wrap) - $1,000*
- *Fuel (6 months) - $1,865*

Opportunity

Problem & Solution

Problem

Coffee at national chains is impersonal. Baristas operate a near fully automatic machine and have very little control over the final product. The barista's job has shifted from espresso preparation and extraction, to milk steaming, customer interaction, and making various complex drinks that are mostly toppings; Coffee has taken a backseat. Starbucks coffee, while comfortable and convenient, is not personal.

This is a Thermoplan AG Mastrena, it makes Starbucks' espresso. It is programmable, practically hands free; and that's the problem.





Coffee beans are fed into the machine via a hopper on the top, a few moments later espresso comes out of the front. There is no way to measure how much care has been taken with the coffee because parameters are set, and a computer does the rest. I would argue that automation can and should be used to improve quality in the cup, but we are not at the point where a fully automated bean-to-cup machine is comparable to a skilled human. These machines are complex, have many moving parts, are very expensive and do not make the best tasting coffee.

Our solution

This is an ACS Vostok, 3 group Dual Boiler Spring Lever Espresso Machine. This is how WhoaStir makes espresso.

The lever is pulled, raising a piston that draws brew water into the brewing chamber from a temperature controlled boiler. When the chamber has filled with brew water, the lever is released. A spring exerts force on the piston which in turn pushes the column of water through ground coffee to extract espresso.

Grinding beans is handled by a purpose built, specialized machine that is manually operated, giving full control to the barista.







Target Market

Our target market will initially be residents of Rockland County who commute to Manhattan and the surrounding NY metro area. WhoaStir Coffee will be positioned as quality coffee, ready to serve early birds on their way to work. Coffee is essential for essential workers, they work hard, and so will we. Part of our strategy is to be open when people are commuting, as early as 5:00 AM. Rockland County boasts an impressive number of residents that commute into NYC for work :

Breakdown of employee occupation percentages (of targeted market) in Rockland County for 2019

- *Educational services - (15,275) 11.20%*

- *Health & Social Assistance - (22,316) 16.40%*

- *Finance Insurance & Real Estate - (7,121) 5.20%*

- *Construction - (5,924) 4.30%*
- *General Merchandise stores (2,091) 1.50%*

17% of employed residents in Rockland County commuted into NYC (NYC Planning Board)


Share of Employed Residents Who Work in NYC, 2017
Less than 5%
5% –10%
11% – 20%
21% – 35%
More than 35%
Sullivan-Ulster* 5%
Dutchess 7%
Litchfield 3%
Putnam 18%
New Haven 1%
Orange 11%
Fairfield 8%
Westchester 31%
Rockland 17%
Sussex 2%
Passaic 5%
Bergen 20%
Warren 1%
Morris 7%
Essex 14%
Hudson 31%
Nassau 31%
Suffolk 11%
Union 10%
Hunterdon 2%
Somerset 7%
NYC

•

Competition

Current alternatives

Earlier I had made a point to show how a global chain like Starbucks makes coffee. Are we competing with Starbucks? Yes and no. Yes, Starbucks makes coffee and so do we. No, for every other reason:

- **Consistency** - *No matter where you go in the country, whether you're in downtown Seattle, south Florida or NYC, a Starbucks mocha latte will tase like a Starbucks mocha latte; and for people who drink Starbucks, it matters. A deliberate choice was made by*

Howard Schultz to roast the beans to oblivion, which is easy to do consistently and creates a very dark, roasty (burned) flavor. Roasting beans medium or light requires much more skill, time and attention.

- **Convenience** - *Convenience for Starbucks is a function ubiquity. One could easily imagine there being a Starbucks store within 5 minutes in any direction, wherever you are.*

- **Culture** - *Starbucks has created its own culture. People that drink Starbucks coffee are trendy, they have disposable income, they don't drink gas station coffee, they drink Starbucks coffee. Starbucks has planted their flag; they are a status symbol. They play certain music in their stores, their baristas are called "Partners", they've even created their own menu and ordering dialect; small, medium and large are too pedestrian; "Short", "Tall", and "Venti" are refined.*

- **Quality** - *That consistent flavor that Starbucks has achieved, there's a cost: Consistency for quality. A double shot of espresso from Starbucks is almost undrinkable, but nobody wants double espresso from Starbucks. A double espresso is on the menu to show "real" coffee, fancy coffee, is going into your drink.*

These are the core reasons that WhoaStir Coffee doesn't want, and doesn't have to compete with a Starbucks, or a Dunkin Donuts, Or Pete's or (insert any national coffee chain).

Our advantages

WhoaStir Coffee-

- Consistency - Our consistency is not a function of roasting beans so long that the only discernible flavor is fire. Consistency for WhoaStir Coffee depends on using refractometry to inform how coffee is being extracted. This data collected while dialing in coffee at the beginning of every shift functions to assist in achieving optimal strength(amount of actual coffee dissolved in water) and intensity (flavor) of espresso drinks. Algorithms are used to produce drinks quickly while maintaining quality, and every parameter of the brewing equipment is controlled by the barista.

- Convenience - WhoaStir Coffee is not everywhere, but it can be anywhere. Orders can be placed through clover's various online apps and picked up without ever leaving your car.

- **Culture** - The people that grow, harvest, process and ship coffee from producing countries are invisible. Their names are not on store fronts, cups, or included in ad campaigns. Yet somehow the coffee they produce, drives an industry whose retail value in 2015 was estimated to be $48 billion dollars with specialty coffee accounting for a 55% share, according to the SCAA (Specialty Coffee Association of America). WhoaStir Coffee is partnering with Cat & Cloud, a Specialty coffee cafe and roaster in Santa Cruz, California. The ethos' of Cat & Cloud and WhoaStir run parallel. Cat & Cloud has committed to buying all of these farmers' coffee for the year. Cat & Clouds BFC bags of coffee will send $1 of every sale back to the producing farmer. The Cat & Cloud Best Friends Partnership currently focuses on Honduran partners: Angel Antoni Rivera, Damian Chaves, Nelin Guzman, and Wilson Morales. The BFC program aims to give back to the people that make what we consumer and provide financial stability. What Cat & Cloud is doing is very important and something we want to contribute to. Our culture revolves around the ethical treatment of all people, including the people who grow and pick the coffee we drink.

- **Quality** - From the quality of the green coffee bought and roasted by Cat & Cloud, to the QC integration at WhoaStir, the standard is high. Our coffee is made by hand, by people who care.

Execution

Marketing & Sales

Marketing Plan

WhoaStir makes great coffee, really fast using lever espresso machines. Our marketing strategy is wholistic, but before we go into what will be included, let's highlight some things we aren't doing.

1. **No spamming** *: If what we do doesn't jive with how you live, we aren't for you. We want people whose values align with our own, people who want great coffee and care about where their coffee comes from.*

2. **No social media shenanigans** *: Our presence on social media will be heavily focused on education; more specifically, education about coffee, what goes into a beverage from WhoaStir, the difficult way we brew coffee, and the reasons for all of it.*

3. **No price wars** *: We make delicious coffee, using expertly roasted beans, cultivated by fantastically talented and resourceful human beings. Often people that grow, and always the people the pick our precious coffee cherries make less in a month than many Americans make in a day. The coffee business has huge inequities; by paying for quality coffee, sourced by responsible roasters who make their growers visible, you are pushing the industry towards equity.*

4. **No shortcuts:** *The coffee is fast; Our QC, planning, preparation and marketing strategy are not. WhoaStir Coffee operates on a solid foundation built on trust that is earned by showing up every day, being consistent and friendly.*

What we do

- *We are seeking volunteers to participate in our process; the early adopters who recognize value in a change for the better.*

- *We see the tired, sore, stressed people in our community that are up before the sun - for them we have something special to look forward to, before they get to work.*

- *The coffee we make is sourced responsibly, skillfully roasted, and brewed by people that love serving great coffee as much as drinking it.*

What is the WhoaStir Coffee Brand?

Our brand is our promise to the customer. That promise goes like this:

WhoaStir is good coffee, sourced well, brewed with intent, for people that care.

Sales Plan

Who is WhoaStir Coffee for?

- *WhoaStir coffee is for people that want to have special coffee that does good with their money.*

- *Our business is market driven. We listen to the needs of our customers and employ marketing strategies that are measurable. Direct email marketing, rewards programs through Clover POS solutions, and engagement on social media.*

- *Our plan is to make aware to people, that care about the coffee they drink, the work that goes into our coffee beverages and how buying from us helps in the push toward equity.*

- *WhoaStir gives people who want tasty coffee an incentive to drink coffee that tastes good and does good.*

- *Speed of service, quality in the cup, respect for individuals and their choices, and loyalty rewards programs are how we turn prospects into return customers*

Operations

Locations & Facilities

WhoaStir Coffee is a mobile platform for making specialty coffee. Our truck is mobile, our model is nimble, we can go where the market goes.

Technology

WhoaStir Coffee uses Clover POS solutions and online ordering apps to make ordering coffee quick and easy. Spring lever espresso machines are known for making smoother, sweeter espresso but being slower than modern semi-automatic machines. We use equipment that

makes better coffee using better mechanics with strategic integration of automation that serves to offset the time it takes to make a coffee beverage.


One Barista:
(1) 6 oz Capucchino
(2) 8 oz Latte
Milk Sharing
Customer Places Order
Ticket Printed - Clover solutions
Window
Drip Tray/Counter
Milk tap system
OCD/Puq Press
Steamaing
Lever extraction
Poring Milk
Fill 32 oz Milk Pitcher
Unlatch, Knock out 1st handle, purge group, wipe
Grind, Groom/Tamp 1st Hanlde
Lock-in 1st Handle, Remove 2nd Handle & Purge Group
Knock Out 2nd Handle, Wipe, Dose, Groom & Tamp
Lock-in 2nd Handle - Set (1) Latte, (1) Cap cup under handle
Pull lever - groups 1 & 2
5 second preinfusion
Lift both levers
Purge steam wand, begin steaming
Once Stretching pahse is done, set pitcher on steaming platform
Extraction - 25 - 32 seconds
Unlatch 3rd handle, knock out & wipe
Dose, groom, tamp 3rd handle
Purge 3rd group, attach 3rd handle & place latte
Autosteaming
Pull lever - group 3
5 second preinfusion - Lift lever
Pull first 2 cups
Stop milk steaming, wipe and purge wand
Por 1/3 - 1/2 of milk into 20 oz secondary pitcher, trade milk until proper texture for capp
Pour capucchino
Trade milk until both pitchers have equal volume and texture
Pour 1st latte
Pull 3rd shot when complete
Pour 2nd latte

Low Volume workflow


SPEED
AUTOMATION INTEGRATION
STREAMLINE WORKFLOW
FOR ANYONE – not everyone
Accessible - convenient - Friendly
Quality Control
Refractometry TDS (Total dissolved Solids)
Extraction percentage during dial in

We use Refractometry at the beginning of every shift during the dialing in process for each coffee. The refractometer allows us to know that we are using good technique, make sure grinders are functioning properly, and gives the tasting/dialing-in process a starting point from which to make effective changes to flavor. Proper extraction of a coffee puck ranges from 19% to 22%. Extraction percentage is calculated by multiplying the TDS by the end beverage weight, then dividing that number by the dry dose of ground coffee. These percentages are not indicative of tasty coffee, but they put the extraction in the habitable zone for tasty coffee. It is then up to the barista to make small changes to get the best tasting coffee in the cup. Having proper extraction percentages paired with a good understanding of coffee taste will yield consistently high-quality coffee.

High volume workflow



Equipment & Tools

- *ACS Vostok 3 group Spring lever espresso machine or La Marzocco Leva X 3 group*
- *Decent Espresso DE1XL*
- *Mahlkonig Peak*
- *Mahlkonig EK 43*
- *Curtis G4 ThermoPro 1 Gallon Single (G4TP1S63A3100)*
- *Winco Portable Generator – 22000W, Big Dog, WL22000VE/A*
- *FPG M-DRW Milk Drawer Refrigerated - Free Standing*
- *Reverse osmosis/remineralization filtration system*
- *Puq Press - automated tamper*
- *Juggler - Milk tap system*

Company

Overview

Ownership & Structure

WhoaStir Coffee LLC is registered as a C corporation. The founder and sole member, Jonathan Bonilla-Bowman, is 100% owner of the business. There are no outside investors at this time.

Team

Management team

Jonathan Bonilla-Bowman

Founder and sole member of WhoaStir Coffee LLC, Jonathan has spent time as a substitute teacher, professional Mixed Martial Artist, and Division 1 collegiate wrestler. Roles filled will include owner, manager and barista.

Advisors

Elizabeth Kellmann is a manager. Elizabeth has experience as an employee of the NYC Department of Education as a special educator, an ABA therapist Early Intervention specialist, as well retail experience.

Financial Plan

Forecast

Key assumptions

We expect to serve roughly 60 customers per day during the first 6 months of operation. Coffee drinks and baked goods will be our two revenue streams. No employees will be hired in the first year and no salaries will be drawn for the first six months. After the first six months we will reevaluate revenue, cashflow and decide whether or not to begin drawing a salary.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Statements

Projected Profit and Loss

	2021	2022	2023	2024	2025
Revenue	**$64,200**	**$75,840**	**$75,840**	**$75,840**	**$75,840**
Direct Costs	**$12,710**	**$15,252**	**$15,252**	**$15,252**	**$15,252**
Gross Margin	$51,490	$60,588	$60,588	$60,588	$60,588
Gross Margin %	**80%**	**80%**	**80%**	**80%**	**80%**
Operating Expenses					
VST LAB Coffee III Refractometer	$870				
Clover mini	$750				
vitamix	$450				
Rent	$4,500	$5,400	$5,400	$5,400	$5,400
Caffewerks Flojet High Volume Portable Water Pump System	$440				
Patriot 300 Slices / Hour Conveyor Toaster 10"W Belt	$412				
BWT Bestmax Premium Filter Kit with Besthead FLEX370	$370				
7"x24" Pitcher rinser	$320				
ONA Coffee STEM (3)	$300				
Mobile connectivity plan	$1,800	$1,800	$1,800	$1,800	$1,800
Prepaid insurance	$1,374	$1,650	$1,650	$1,650	$1,650
Hazelnut online ordering	$1,068	$1,068	$1,068	$1,068	$1,068

Otis Whipped cream Charger	$60				
20 oz milk steaming pitcher (2)	$52				
Milk Frothing pitcher - bell shaped 40.oz (2)	$46				
In-counter knock box	$45				
Acaia weighing plate	$30				
Clover POS solutions	$100	$120	$120	$120	$120
WhoaStirCoffee .com	$48	$48	$48	$48	$48
Total Operating Expenses	**$13,035**	**$10,086**	**$10,086**	**$10,086**	**$10,086**
Operating Income	**$38,455**	**$50,502**	**$50,502**	**$50,502**	**$50,502**
Interest Incurred	$2,795	$2,335	$1,857	$1,359	$841
Depreciation and Amortization	$5,441	$5,440	$5,441	$5,440	$5,441
Gain or Loss from Sale of Assets					
Income Taxes	$6,346	$8,973	$9,073	$9,177	$9,287
Total Expenses	**$40,326**	**$42,087**	**$41,708**	**$41,314**	**$40,907**
Net Profit	**$23,874**	**$33,753**	**$34,132**	**$34,526**	**$34,933**
Net Profit / Sales	**37%**	**45%**	**45%**	**46%**	**46%**

Projected Balance Sheet

	Starting Balances	2021	2022	2023	2024	2025
Cash		($18,421)	$12,633	$40,087	$67,440	$94,688
Accounts Receivable		$0	$0	$0	$0	$0
Inventory		$1,271	$1,271	$1,271	$1,271	$1,271
Other Current Assets						
Total Current Assets		**($17,150)**	**$13,904**	**$41,358**	**$68,711**	**$95,959**
Long-Term Assets		$56,906	$56,906	$56,906	$56,906	$56,906
Accumulated Depreciation		($5,441)	($10,881)	($16,322)	($21,762)	($27,203)
Total Long-Term Assets		**$51,465**	**$46,025**	**$40,584**	**$35,144**	**$29,703**
Total Assets		**$34,315**	**$59,929**	**$81,942**	**$103,855**	**$125,662**
Accounts Payable		$0	$0	$0	$0	$0
Income Taxes Payable		$6,346	$8,973	$9,073	$9,177	$9,287
Sales Taxes Payable		$5,377	$6,351	$6,352	$6,352	$6,351
Short-Term Debt	$11,281	$11,741	$12,219	$12,717	$13,235	$13,806
Prepaid Revenue						
Total Current Liabilities	**$11,281**	**$23,464**	**$27,543**	**$28,142**	**$28,764**	**$29,444**
Long-Term Debt	$63,719	$51,978	$39,758	$27,041	$13,806	$0
Long-Term Liabilities	**$63,719**	**$51,978**	**$39,758**	**$27,041**	**$13,806**	**$0**
Total Liabilities	**$75,000**	**$75,442**	**$67,302**	**$55,183**	**$42,570**	**$29,444**
Paid-In Capital		$10,000	$10,000	$10,000	$10,000	$10,000

Retained Earnings	($75,000)	($75,000)	($51,126)	($17,373)	$16,759	$51,285
Earnings		$23,874	$33,753	$34,132	$34,526	$34,934
Total Owner's Equity	**($75,000)**	**($41,126)**	**($7,373)**	**$26,759**	**$61,285**	**$96,218**
Total Liabilities & Equity	**$0**	**$34,315**	**$59,929**	**$81,942**	**$103,855**	**$125,662**

Projected Cash Flow Statement

	2021	2022	2023	2024	2025
Net Cash Flow from Operations					
Net Profit	$23,874	$33,753	$34,132	$34,526	$34,933
Depreciation & Amortization	$5,441	$5,441	$5,441	$5,441	$5,441
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory	($1,271)	$0	$0	$0	$0
Change in Accounts Payable	$0	$0	$0	$0	$0
Change in Income Tax Payable	$6,346	$2,627	$100	$104	$110
Change in Sales Tax Payable	$5,377	$974	$1	$0	($1)
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$39,766**	**$42,795**	**$39,673**	**$40,070**	**$40,483**
Investing & Financing					
Assets Purchased or Sold	($56,906)				
Net Cash from Investing	**($56,906)**				
Investments Received	$10,000				
Dividends & Distributions					
Change in Short-Term Debt	$460	$478	$498	$518	$571

Change in Long-Term Debt	($11,741)	($12,219)	($12,717)	($13,235)	($13,806)
Net Cash from Financing	**($1,281)**	**($11,741)**	**($12,219)**	**($12,717)**	**($13,235)**
Cash at Beginning of Period	$0	($18,421)	$12,633	$40,087	$67,440
Net Change in Cash	($18,421)	$31,054	$27,454	$27,353	$27,248
Cash at End of Period	**($18,421)**	**$12,633**	**$40,087**	**$67,440**	**$94,688**

Appendix

Profit and Loss Statement (With monthly detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Total Revenue	**$500**	**$500**	**$6,320**	**$6,320**	**$6,320**	**$6,320**	**$6,320**	**$6,320**	**$6,320**	**$6,320**	**$6,320**	**$6,320**
Total Direct Costs			**$1,271**	**$1,271**	**$1,271**	**$1,271**	**$1,271**	**$1,271**	**$1,271**	**$1,271**	**$1,271**	**$1,271**
Gross Margin	$500	$500	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049
Gross Margin %	**100%**	**100%**	**80%**	**80%**	**80%**	**80%**	**80%**	**80%**	**80%**	**80%**	**80%**	**80%**
Operating Expenses												
VST LAB Coffee III Refractometer	$870											
Clover mini	$750											
vitamix	$450											
Rent			$450	$450	$450	$450	$450	$450	$450	$450	$450	$450
Caffewerks Flojet High Volume Portable Water Pump System	$440											
Patriot 300 Slices / Hour Conveyor Toaster 10"W Belt	$412											
BWT Bestmax Premium Filter Kit with Besthead FLEX370	$370											
7"x24" Pitcher rinser	$320											
ONA Coffee STEM (3)	$300											

Mobile connectivity plan	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150
Prepaid insurance			$137	$137	$137	$137	$137	$137	$138	$138	$138	$138
Hazelnut online ordering	$89	$89	$89	$89	$89	$89	$89	$89	$89	$89	$89	$89
Otis Whipped cream Charger	$60											
20 oz milk steaming pitcher (2)	$52											
Milk Frothing pitcher - bell shaped 40.oz (2)	$46											
In-counter knock box	$45											
Acaia weighing plate	$30											
Clover POS solutions			$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
WhoaStirCoffee.com	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Total Operating Expenses	**$4,388**	**$243**	**$840**	**$840**	**$840**	**$840**	**$840**	**$840**	**$841**	**$841**	**$841**	**$841**
Operating Income	**($3,888)**	**$257**	**$4,209**	**$4,209**	**$4,209**	**$4,209**	**$4,209**	**$4,209**	**$4,208**	**$4,208**	**$4,208**	**$4,208**
Interest Incurred	$250	$247	$244	$241	$238	$235	$231	$228	$225	$222	$219	$216
Depreciation and Amortization	$453	$454	$453	$454	$453	$453	$454	$453	$453	$454	$453	$454
Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$418	$739	$740	$740	$740	$742	$741	$743	$743

Total Expenses	$5,091	$944	$2,808	$3,223	$3,541	$3,539	$3,536	$3,532	$3,533	$3,528	$3,527	$3,524
Net Profit	($4,591)	($444)	$3,512	$3,097	$2,779	$2,781	$2,784	$2,788	$2,787	$2,792	$2,793	$2,796
Net Profit / Sales	(918%)	(89%)	56%	49%	44%	44%	44%	44%	44%	44%	44%	44%

2022	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22
Total Revenue	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320
Total Direct Costs	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271
Gross Margin	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049
Gross Margin %	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Operating Expenses												
VST LAB Coffee III Refractometer												
Clover mini												
vitamix												
Rent	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450
Caffewerks Flojet High Volume Portable Water Pump System												
Patriot 300 Slices / Hour Conveyor Toaster 10"W Belt												
BWT Bestmax Premium Filter Kit with Besthead FLEX370												
7"x24" Pitcher rinser												
ONA Coffee STEM (3)												

Mobile connectivity plan	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150
Prepaid insurance	$137	$137	$137	$137	$137	$137	$138	$138	$138	$138	$138	$138
Hazelnut online ordering	$89	$89	$89	$89	$89	$89	$89	$89	$89	$89	$89	$89
Otis Whipped cream Charger												
20 oz milk steaming pitcher (2)												
Milk Frothing pitcher - bell shaped 40.oz (2)												
In-counter knock box												
Acaia weighing plate												
Clover POS solutions	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
WhoaStirCoffee.com	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Total Operating Expenses	**$840**	**$840**	**$840**	**$840**	**$840**	**$840**	**$841**	**$841**	**$841**	**$841**	**$841**	**$841**
Operating Income	**$4,209**	**$4,209**	**$4,209**	**$4,209**	**$4,209**	**$4,209**	**$4,208**	**$4,208**	**$4,208**	**$4,208**	**$4,208**	**$4,208**
Interest Incurred	$212	$209	$206	$203	$200	$196	$193	$190	$186	$183	$180	$177
Depreciation and Amortization	$453	$453	$454	$453	$453	$454	$453	$454	$453	$453	$454	$453
Gain or Loss from Sale of Assets												
Income Taxes	$744	$745	$745	$747	$746	$748	$748	$748	$750	$750	$750	$752

Total Expenses	$3,521	$3,519	$3,515	$3,514	$3,510	$3,509	$3,506	$3,503	$3,502	$3,499	$3,495	$3,494
Net Profit	$2,799	$2,801	$2,805	$2,806	$2,810	$2,811	$2,814	$2,817	$2,818	$2,821	$2,825	$2,826
Net Profit / Sales	44%	44%	44%	44%	44%	44%	45%	45%	45%	45%	45%	45%

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Total Revenue	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320	$6,320
Total Direct Costs	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271
Gross Margin	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049	$5,049
Gross Margin %	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Operating Expenses												
Rent	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450	$450
vitamix												
Clover mini												
Refractometer												
VST LAB Coffee III												
Caffewerks Flojet High Volume												
Portable Water Pump System												
Patriot 300 Slices / Hour Conveyor Toaster 10"W Belt												
BWT Bestmax Premium Filter Kit with Besthead FLEX370												
7"x24" Pitcher rinser												
ONA Coffee STEM (3)												

Mobile connectivity plan	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150	$150
Prepaid insurance	$137	$137	$137	$137	$137	$137	$138	$138	$138	$138	$138	$138
Hazelnut online ordering	$89	$89	$89	$89	$89	$89	$89	$89	$89	$89	$89	$89
Otis Whipped cream Charger												
20 oz milk steaming pitcher (2)												
Milk Frothing pitcher - bell shaped 40.oz (2)												
In-counter knock box												
Acaia weighing plate												
Clover POS solutions	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10	$10
WhoaStirCoffee.com	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4	$4
Total Operating Expenses	**$840**	**$840**	**$840**	**$840**	**$840**	**$840**	**$841**	**$841**	**$841**	**$841**	**$841**	**$841**
Operating Income	**$4,209**	**$4,209**	**$4,209**	**$4,209**	**$4,209**	**$4,209**	**$4,208**	**$4,208**	**$4,208**	**$4,208**	**$4,208**	**$4,208**
Interest Incurred	$173	$170	$167	$163	$160	$156	$153	$150	$146	$143	$139	$136
Depreciation and Amortization	$453	$454	$453	$454	$453	$453	$454	$453	$454	$453	$453	$454
Gain or Loss from Sale of Assets												
Income Taxes	$752	$753	$754	$754	$755	$756	$756	$757	$758	$759	$759	$760

Total Expenses	$3,489	$3,488	$3,485	$3,481	$3,480	$3,476	$3,475	$3,472	$3,470	$3,467	$3,464	$3,461
Net Profit	$2,831	$2,832	$2,835	$2,839	$2,840	$2,844	$2,845	$2,848	$2,850	$2,853	$2,856	$2,859
Net Profit / Sales	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%

	2021	2022	2023	2024	2025
Total Revenue	**$64,200**	**$75,840**	**$75,840**	**$75,840**	**$75,840**
Total Direct Costs	**$12,710**	**$15,252**	**$15,252**	**$15,252**	**$15,252**
Gross Margin	$51,490	$60,588	$60,588	$60,588	$60,588
Gross Margin %	**80%**	**80%**	**80%**	**80%**	**80%**
Operating Expenses					
VST LAB Coffee III Refractometer	$870				
Clover mini	$750				
vitamix	$450				
Rent	$4,500	$5,400	$5,400	$5,400	$5,400
Caffewerks Flojet High Volume Portable Water Pump System	$440				
Patriot 300 Slices / Hour Conveyor Toaster 10"W Belt	$412				
BWT Bestmax Premium Filter Kit with Besthead FLEX370	$370				
7"x24" Pitcher rinser	$320				
ONA Coffee STEM (3)	$300				
Mobile connectivity plan	$1,800	$1,800	$1,800	$1,800	$1,800
Prepaid insurance	$1,374	$1,650	$1,650	$1,650	$1,650
Hazelnut online ordering	$1,068	$1,068	$1,068	$1,068	$1,068
Otis Whipped cream Charger	$60				
20 oz milk steaming pitcher (2)	$52				
Milk Frothing pitcher - bell shaped 40.oz (2)	$46				
In-counter knock box	$45				
Acaia weighing plate	$30				
Clover POS solutions	$100	$120	$120	$120	$120
WhoaStirCoffee.com	$48	$48	$48	$48	$48
Total Operating Expenses	**$13,035**	**$10,086**	**$10,086**	**$10,086**	**$10,086**

Operating Income	**$38,455**	**$50,502**	**$50,502**	**$50,502**	**$50,502**
Interest Incurred	$2,795	$2,335	$1,857	$1,359	$841
Depreciation and Amortization	$5,441	$5,440	$5,441	$5,440	$5,441
Gain or Loss from Sale of Assets					
Income Taxes	$6,346	$8,973	$9,073	$9,177	$9,287
Total Expenses	**$40,326**	**$42,087**	**$41,708**	**$41,314**	**$40,907**
Net Profit	**$23,874**	**$33,753**	**$34,132**	**$34,526**	**$34,933**
Net Profit / Sales	**37%**	**45%**	**45%**	**46%**	**46%**

Balance Sheet (With Monthly Detail)

	Starting Balances	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Cash		($51,925)	($54,070)	($50,505)	($46,940)	($43,374)	($39,809)	($36,244)	($32,678)	($29,114)	($25,550)	($21,986)	($18,421)
Accounts Receivable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory		$0	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271
Other Current Assets													
Total Current Assets		**($51,925)**	**($52,799)**	**($49,234)**	**($45,669)**	**($42,103)**	**($38,538)**	**($34,973)**	**($31,407)**	**($27,843)**	**($24,279)**	**($20,715)**	**($17,150)**
Long-Term Assets		$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906
Accumulated Depreciation		($453)	($907)	($1,360)	($1,814)	($2,267)	($2,720)	($3,174)	($3,627)	($4,080)	($4,534)	($4,987)	($5,441)
Total Long-Term Assets		**$56,453**	**$55,999**	**$55,546**	**$55,092**	**$54,639**	**$54,186**	**$53,732**	**$53,279**	**$52,826**	**$52,372**	**$51,919**	**$51,465**
Total Assets		**$4,528**	**$3,200**	**$6,312**	**$9,423**	**$12,536**	**$15,648**	**$18,759**	**$21,872**	**$24,983**	**$28,093**	**$31,204**	**$34,315**
Accounts Payable		$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable		$0	$0	$0	$418	$1,157	$1,897	$2,637	$3,377	$4,119	$4,860	$5,603	$6,346
Sales Taxes Payable		$42	$84	$613	$1,142	$1,672	$2,201	$2,730	$3,260	$3,789	$4,318	$4,847	$5,377
Short-Term Debt	$11,281	$11,319	$11,357	$11,395	$11,433	$11,471	$11,509	$11,547	$11,586	$11,624	$11,663	$11,702	$11,741
Prepaid Revenue													
Total Current Liabilities	**$11,281**	**$11,361**	**$11,441**	**$12,008**	**$12,993**	**$14,300**	**$15,607**	**$16,914**	**$18,223**	**$19,532**	**$20,841**	**$22,152**	**$23,464**
Long-Term Debt	$63,719	$62,758	$61,794	$60,827	$59,857	$58,884	$57,907	$56,927	$55,944	$54,957	$53,967	$52,974	$51,978

WhoaStir Coffee LLC

Long-Term Liabilities	$63,719	$62,758	$61,794	$60,827	$59,857	$58,884	$57,907	$56,927	$55,944	$54,957	$53,967	$52,974	$51,978
Total Liabilities	$75,000	$74,119	$73,235	$72,835	$72,849	$73,183	$73,514	$73,841	$74,166	$74,489	$74,808	$75,126	$75,442
Paid-in Capital		$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
Retained Earnings	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)	($75,000)
Earnings		($4,591)	($5,035)	($1,523)	$1,574	$4,353	$7,134	$9,918	$12,706	$15,493	$18,285	$21,078	$23,874
Total Owner's Equity	($75,000)	($69,591)	($70,035)	($66,523)	($63,426)	($60,647)	($57,866)	($55,082)	($52,294)	($49,507)	($46,715)	($43,922)	($41,126)
Total Liabilities & Equity	$0	$4,528	$3,200	$6,312	$9,423	$12,536	$15,648	$18,759	$21,872	$24,983	$28,093	$31,204	$34,315

2022	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22
Cash	($20,233)	($16,668)	($19,448)	($15,883)	($12,318)	($8,752)	($5,188)	($1,624)	$1,940	$5,505	$9,069	$12,633
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271
Other Current Assets												
Total Current Assets	**($18,962)**	**($15,397)**	**($18,177)**	**($14,612)**	**($11,047)**	**($7,481)**	**($3,917)**	**($353)**	**$3,211**	**$6,776**	**$10,340**	**$13,904**
Long-Term Assets	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906
Accumulated Depreciation	($5,894)	($6,347)	($6,801)	($7,254)	($7,707)	($8,161)	($8,614)	($9,068)	($9,521)	($9,974)	($10,428)	($10,881)
Total Long-Term Assets	**$51,012**	**$50,559**	**$50,105**	**$49,652**	**$49,199**	**$48,745**	**$48,292**	**$47,838**	**$47,385**	**$46,932**	**$46,478**	**$46,025**
Total Assets	**$32,050**	**$35,162**	**$31,928**	**$35,040**	**$38,152**	**$41,264**	**$44,375**	**$47,485**	**$50,596**	**$53,708**	**$56,818**	**$59,929**
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$7,090	$7,835	$2,234	$2,981	$3,727	$4,475	$5,223	$5,971	$6,721	$7,471	$8,221	$8,973
Sales Taxes Payable	$529	$1,058	$1,588	$2,117	$2,646	$3,176	$3,705	$4,234	$4,763	$5,293	$5,822	$6,351
Short-Term Debt	$11,780	$11,819	$11,859	$11,898	$11,938	$11,978	$12,018	$12,058	$12,098	$12,138	$12,179	$12,219
Prepaid Revenue												
Total Current Liabilities	**$19,399**	**$20,712**	**$15,681**	**$16,996**	**$18,311**	**$19,629**	**$20,946**	**$22,263**	**$23,582**	**$24,902**	**$26,222**	**$27,543**
Long-Term Debt	$50,978	$49,975	$48,968	$47,959	$46,946	$45,929	$44,909	$43,886	$42,859	$41,829	$40,795	$39,758
Long-Term Liabilities	**$50,978**	**$49,975**	**$48,968**	**$47,959**	**$46,946**	**$45,929**	**$44,909**	**$43,886**	**$42,859**	**$41,829**	**$40,795**	**$39,758**
Total Liabilities	**$70,377**	**$70,687**	**$64,649**	**$64,955**	**$65,257**	**$65,558**	**$65,855**	**$66,149**	**$66,441**	**$66,731**	**$67,017**	**$67,302**

Paid-In Capital	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
Retained Earnings	($51,126)	($51,126)	($51,126)	($51,126)	($51,126)	($51,126)	($51,126)	($51,126)	($51,126)	($51,126)	($51,126)	($51,126)
Earnings	$2,799	$5,601	$8,405	$11,211	$14,021	$16,833	$19,646	$22,463	$25,281	$28,103	$30,927	$33,753
Total Owner's Equity	**($38,327)**	**($35,526)**	**($32,721)**	**($29,915)**	**($27,105)**	**($24,294)**	**($21,480)**	**($18,663)**	**($15,845)**	**($13,024)**	**($10,199)**	**($7,373)**
Total Liabilities & Equity	**$32,050**	**$35,162**	**$31,928**	**$35,040**	**$38,152**	**$41,264**	**$44,375**	**$47,485**	**$50,596**	**$53,708**	**$56,818**	**$59,929**

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Cash	$9,848	$13,413	$8,005	$11,571	$15,136	$18,701	$22,265	$25,830	$29,394	$32,958	$36,523	$40,087
Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271	$1,271
Other Current Assets												
Total Current Assets	**$11,119**	**$14,684**	**$9,276**	**$12,842**	**$16,407**	**$19,972**	**$23,536**	**$27,101**	**$30,665**	**$34,229**	**$37,794**	**$41,358**
Long-Term Assets	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906	$56,906
Accumulated Depreciation	($11,334)	($11,788)	($12,241)	($12,695)	($13,148)	($13,601)	($14,055)	($14,508)	($14,962)	($15,415)	($15,868)	($16,322)
Total Long-Term Assets	**$45,572**	**$45,118**	**$44,665**	**$44,211**	**$43,758**	**$43,305**	**$42,851**	**$42,398**	**$41,944**	**$41,491**	**$41,038**	**$40,584**
Total Assets	**$56,691**	**$59,802**	**$53,941**	**$57,053**	**$60,165**	**$63,277**	**$66,387**	**$69,499**	**$72,609**	**$75,720**	**$78,832**	**$81,942**
Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable	$9,725	$10,478	$2,259	$3,013	$3,768	$4,524	$5,280	$6,037	$6,795	$7,554	$8,313	$9,073
Sales Taxes Payable	$530	$1,059	$1,588	$2,118	$2,647	$3,176	$3,705	$4,235	$4,764	$5,293	$5,823	$6,352
Short-Term Debt	$12,260	$12,301	$12,342	$12,383	$12,424	$12,466	$12,507	$12,549	$12,591	$12,633	$12,675	$12,717
Prepaid Revenue												
Total Current Liabilities	**$22,515**	**$23,838**	**$16,189**	**$17,514**	**$18,839**	**$20,166**	**$21,492**	**$22,821**	**$24,150**	**$25,480**	**$26,811**	**$28,142**
Long-Term Debt	$38,718	$37,674	$36,627	$35,576	$34,521	$33,463	$32,402	$31,337	$30,268	$29,196	$28,121	$27,041
Long-Term Liabilities	**$38,718**	**$37,674**	**$36,627**	**$35,576**	**$34,521**	**$33,463**	**$32,402**	**$31,337**	**$30,268**	**$29,196**	**$28,121**	**$27,041**
Total Liabilities	**$61,233**	**$61,512**	**$52,815**	**$53,090**	**$53,361**	**$53,629**	**$53,894**	**$54,158**	**$54,418**	**$54,676**	**$54,931**	**$55,183**

Paid-In Capital	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
Retained Earnings	($17,373)	($17,373)	($17,373)	($17,373)	($17,373)	($17,373)	($17,373)	($17,373)	($17,373)	($17,373)	($17,373)	($17,373)
Earnings	$2,830	$5,663	$8,498	$11,336	$14,177	$17,020	$19,866	$22,714	$25,564	$28,417	$31,273	$34,132
Total Owner's Equity	**($4,542)**	**($1,710)**	**$1,125**	**$3,964**	**$6,804**	**$9,648**	**$12,493**	**$15,341**	**$18,191**	**$21,044**	**$23,900**	**$26,759**
Total Liabilities & Equity	**$56,691**	**$59,802**	**$53,941**	**$57,053**	**$60,165**	**$63,277**	**$66,387**	**$69,499**	**$72,609**	**$75,720**	**$78,832**	**$81,942**

	Starting Balances	2021	2022	2023	2024	2025
Cash		($18,421)	$12,633	$40,087	$67,440	$94,688
Accounts Receivable		$0	$0	$0	$0	$0
Inventory		$1,271	$1,271	$1,271	$1,271	$1,271
Other Current Assets						
Total Current Assets		**($17,150)**	**$13,904**	**$41,358**	**$68,711**	**$95,959**
Long-Term Assets		$56,906	$56,906	$56,906	$56,906	$56,906
Accumulated Depreciation		($5,441)	($10,881)	($16,322)	($21,762)	($27,203)
Total Long-Term Assets		**$51,465**	**$46,025**	**$40,584**	**$35,144**	**$29,703**
Total Assets		**$34,315**	**$59,929**	**$81,942**	**$103,855**	**$125,662**
Accounts Payable		$0	$0	$0	$0	$0
Income Taxes Payable		$6,346	$8,973	$9,073	$9,177	$9,287
Sales Taxes Payable		$5,377	$6,351	$6,352	$6,352	$6,351
Short-Term Debt	$11,281	$11,741	$12,219	$12,717	$13,235	$13,806
Prepaid Revenue						
Total Current Liabilities	**$11,281**	**$23,464**	**$27,543**	**$28,142**	**$28,764**	**$29,444**
Long-Term Debt	$63,719	$51,978	$39,758	$27,041	$13,806	$0
Long-Term Liabilities	**$63,719**	**$51,978**	**$39,758**	**$27,041**	**$13,806**	**$0**
Total Liabilities	**$75,000**	**$75,442**	**$67,302**	**$55,183**	**$42,570**	**$29,444**
Paid-In Capital		$10,000	$10,000	$10,000	$10,000	$10,000
Retained Earnings	($75,000)	($75,000)	($51,126)	($17,373)	$16,759	$51,285
Earnings		$23,874	$33,753	$34,132	$34,526	$34,934
Total Owner's Equity	**($75,000)**	**($41,126)**	**($7,373)**	**$26,759**	**$61,285**	**$96,218**
Total Liabilities & Equity	**$0**	**$34,315**	**$59,929**	**$81,942**	**$103,855**	**$125,662**

Cash Flow Statement (With Monthly Detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Net Cash Flow from Operations												
Net Profit	($4,591)	($444)	$3,512	$3,097	$2,779	$2,781	$2,784	$2,788	$2,787	$2,792	$2,793	$2,796
Depreciation & Amortization	$453	$453	$453	$453	$453	$453	$453	$453	$453	$453	$453	$453
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory	$0	($1,271)	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$0	$0	$0	$418	$739	$740	$740	$740	$742	$741	$743	$743
Change in Sales Tax Payable	$42	$42	$529	$529	$530	$529	$529	$530	$529	$529	$529	$530
Change in Prepaid Revenue												
Net Cash Flow from Operations	**($4,096)**	**($1,219)**	**$4,494**	**$4,497**	**$4,501**	**$4,503**	**$4,507**	**$4,511**	**$4,512**	**$4,515**	**$4,518**	**$4,522**
Investing & Financing												
Assets Purchased or Sold	($56,906)											
Net Cash from Investing	**($56,906)**											
Investments Received	$10,000											

Dividends & Distributions												
Change in Short-Term Debt	$38	$38	$38	$38	$38	$38	$38	$38	$39	$39	$39	$39
Change in Long-Term Debt	($961)	($964)	($967)	($970)	($973)	($977)	($980)	($983)	($987)	($990)	($993)	($996)
Net Cash from Financing	**$9,077**	**($926)**	**($929)**	**($932)**	**($935)**	**($938)**	**($942)**	**($945)**	**($948)**	**($951)**	**($954)**	**($957)**
Cash at Beginning of Period	$0	($51,925)	($54,070)	($50,505)	($46,940)	($43,374)	($39,809)	($36,244)	($32,678)	($29,114)	($25,550)	($21,986)
Net Change in Cash	($51,925)	($2,145)	$3,565	$3,565	$3,566	$3,565	$3,565	$3,566	$3,564	$3,564	$3,564	$3,565
Cash at End of Period	**($51,925)**	**($54,070)**	**($50,505)**	**($46,940)**	**($43,374)**	**($39,809)**	**($36,244)**	**($32,678)**	**($29,114)**	**($25,550)**	**($21,986)**	**($18,421)**

2022	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22
Net Cash Flow from Operations												
Net Profit	$2,799	$2,801	$2,805	$2,806	$2,810	$2,811	$2,814	$2,817	$2,818	$2,821	$2,825	$2,826
Depreciation & Amortization	$453	$453	$453	$453	$453	$453	$453	$453	$453	$453	$453	$453
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$744	$745	($5,601)	$747	$746	$748	$748	$748	$750	$750	$750	$752
Change in Sales Tax Payable	($4,848)	$529	$530	$529	$529	$530	$529	$529	$529	$530	$529	$529
Change in Prepaid Revenue												
Net Cash Flow from Operations	($851)	$4,529	($1,813)	$4,535	$4,538	$4,543	$4,544	$4,547	$4,551	$4,555	$4,557	$4,560
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												

Dividends & Distributions												
Change in Short-Term Debt	$39	$39	$39	$40	$40	$40	$40	$40	$40	$40	$40	$41
Change in Long-Term Debt	($1,000)	($1,003)	($1,006)	($1,010)	($1,013)	($1,017)	($1,020)	($1,023)	($1,027)	($1,030)	($1,034)	($1,037)
Net Cash from Financing	**($961)**	**($964)**	**($967)**	**($970)**	**($973)**	**($977)**	**($980)**	**($983)**	**($987)**	**($990)**	**($993)**	**($996)**
Cash at Beginning of Period	($18,421)	($20,233)	($16,668)	($19,448)	($15,883)	($12,318)	($8,752)	($5,188)	($1,624)	$1,940	$5,505	$9,069
Net Change in Cash	($1,812)	$3,565	($2,780)	$3,565	$3,565	$3,566	$3,564	$3,564	$3,564	$3,565	$3,564	$3,564
Cash at End of Period	**($20,233)**	**($16,668)**	**($19,448)**	**($15,883)**	**($12,318)**	**($8,752)**	**($5,188)**	**($1,624)**	**$1,940**	**$5,505**	**$9,069**	**$12,633**

2023	Jan '23	Feb '23	Mar '23	Apr '23	May '23	June '23	July '23	Aug '23	Sept '23	Oct '23	Nov '23	Dec '23
Net Cash Flow from Operations												
Net Profit	$2,831	$2,832	$2,835	$2,839	$2,840	$2,844	$2,845	$2,848	$2,850	$2,853	$2,856	$2,859
Depreciation & Amortization	$453	$453	$453	$453	$453	$453	$453	$453	$453	$453	$453	$453
Change in Accounts Receivable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable	$752	$753	($8,219)	$754	$755	$756	$756	$757	$758	$759	$759	$760
Change in Sales Tax Payable	($5,821)	$529	$529	$530	$529	$529	$529	$530	$529	$529	$530	$529
Change in Prepaid Revenue												
Net Cash Flow from Operations	($1,785)	$4,568	($4,402)	$4,576	$4,578	$4,582	$4,584	$4,588	$4,591	$4,594	$4,599	$4,601
Investing & Financing												
Assets Purchased or Sold												
Net Cash from Investing												
Investments Received												

Dividends & Distributions												
Change in Short-Term Debt	$41	$41	$41	$41	$41	$41	$42	$42	$42	$42	$42	$42
Change in Long-Term Debt	($1,040)	($1,044)	($1,047)	($1,051)	($1,054)	($1,058)	($1,061)	($1,065)	($1,069)	($1,072)	($1,076)	($1,079)
Net Cash from Financing	**($1,000)**	**($1,003)**	**($1,006)**	**($1,010)**	**($1,013)**	**($1,017)**	**($1,020)**	**($1,023)**	**($1,027)**	**($1,030)**	**($1,034)**	**($1,037)**
Cash at Beginning of Period	$12,633	$9,848	$13,413	$8,005	$11,571	$15,136	$18,701	$22,265	$25,830	$29,394	$32,958	$36,523
Net Change in Cash	($2,785)	$3,565	($5,408)	$3,566	$3,565	$3,565	$3,564	$3,565	$3,564	$3,564	$3,565	$3,564
Cash at End of Period	**$9,848**	**$13,413**	**$8,005**	**$11,571**	**$15,136**	**$18,701**	**$22,265**	**$25,830**	**$29,394**	**$32,958**	**$36,523**	**$40,087**

	2021	2022	2023	2024	2025
Net Cash Flow from Operations					
Net Profit	$23,874	$33,753	$34,132	$34,526	$34,933
Depreciation & Amortization	$5,441	$5,441	$5,441	$5,441	$5,441
Change in Accounts Receivable	$0	$0	$0	$0	$0
Change in Inventory	($1,271)	$0	$0	$0	$0
Change in Accounts Payable	$0	$0	$0	$0	$0
Change in Income Tax Payable	$6,346	$2,627	$100	$104	$110
Change in Sales Tax Payable	$5,377	$974	$1	$0	($1)
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$39,766**	**$42,795**	**$39,673**	**$40,070**	**$40,483**
Investing & Financing					
Assets Purchased or Sold	($56,906)				
Net Cash from Investing	**($56,906)**				
Investments Received	$10,000				
Dividends & Distributions					
Change in Short-Term Debt	$460	$478	$498	$518	$571
Change in Long-Term Debt	($11,741)	($12,219)	($12,717)	($13,235)	($13,806)
Net Cash from Financing	**($1,281)**	**($11,741)**	**($12,219)**	**($12,717)**	**($13,235)**
Cash at Beginning of Period	$0	($18,421)	$12,633	$40,087	$67,440
Net Change in Cash	($18,421)	$31,054	$27,454	$27,353	$27,248
Cash at End of Period	**($18,421)**	**$12,633**	**$40,087**	**$67,440**	**$94,688**